Exhibit 99.1

Annual General Meeting held on April 27, 2022 – Poll Results

Hong Kong, Shanghai, & Florham Park, NJ: Wednesday, April 27, 2022: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM; HKEX:13) today announces that all ordinary resolutions and special resolution put to its Annual General Meeting (“AGM”) held on April 27, 2022 were duly passed.  The poll results of the resolutions were as follows:

Ordinary Resolutions		Number of Votes (%)*			Passed by Shareholders
		For	Against	Withheld#
1.	To consider and adopt the audited financial statements, and the reports of the directors and independent auditors for the year ended December 31, 2021.	686,224,906 (99.9996%)	2,960 (0.0004%)	7,697,445	Yes
2(A).	To re-elect Mr TO Chi Keung, Simon as a director.	635,955,913 (92.4452%)	51,971,563 (7.5548%)	5,997,835	Yes
2(B).	To re-elect Dr Weiguo SU as a director.	686,123,331 (99.7377%)	1,804,145 (0.2623%)	5,997,835	Yes
2(C).	To re-elect Mr CHENG Chig Fung, Johnny as a director.	685,947,446 (99.7122%)	1,980,030 (0.2878%)	5,997,835	Yes
2(D).	To re-elect Dr Dan ELDAR as a director.	684,647,400 (99.5232%)	3,280,076 (0.4768%)	5,997,835	Yes
2(E).	To re-elect Ms Edith SHIH as a director.	681,250,085 (99.0294%)	6,677,146 (0.9706%)	5,998,080	Yes
2(F).	To re-elect Mr Paul Rutherford CARTER as a director.	686,252,741 (99.7566%)	1,674,735 (0.2434%)	5,997,835	Yes
2(G).	To re-elect Dr Karen Jean FERRANTE as a director.	687,778,031 (99.9783%)	149,445 (0.0217%)	5,997,835	Yes
2(H).	To re-elect Mr Graeme Allan JACK as a director.	674,126,615 (98.1141%)	12,957,617 (1.8859%)	6,841,079	Yes
2(I).	To re-elect Professor MOK Shu Kam, Tony as a director.	670,413,452 (97.4558%)	17,501,649 (2.5442%)	6,010,210	Yes
3.	To appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the Directors to fix the auditors’ remuneration.	685,514,922 (98.7906%)	8,392,264 (1.2094%)	18,125	Yes

Special Resolution
4.	To grant a general mandate to the directors of the Company to issue additional shares.^	683,701,055 (99.3864%)	4,221,351 (0.6136%)	6,002,905	Yes
Ordinary Resolutions
5(1).	To grant a general mandate to the directors of the Company to repurchase shares of the Company.^	687,914,356 (99.9989%)	7,770 (0.0011%)	6,003,185	Yes
5(2).	To refresh the scheme mandate limit under the Long Term Incentive Plan.^	601,082,095 (91.7604%)	53,973,751 (8.2396%)	38,869,465	Yes

*  Percentages rounded to 4 decimal places

# A vote withheld is not a vote in law and is not counted in the calculation of the proportion of the votes for and against a resolution.

^ The full text of Resolutions 4 and 5 are set out in the Notice of AGM.

All directors of the Company, namely Mr TO Chi Keung, Simon, Dr Weiguo SU, Mr CHENG Chig Fung, Johnny, Dr Dan ELDAR, Ms Edith SHIH, Mr Paul Rutherford CARTER, Dr Karen Jean FERRANTE, Mr Graeme Allan JACK and Professor MOK Shu Kam, Tony, attended the AGM, either in person or by means of electronic facilities.

Notes:

(1)Number of shares entitling the holders to attend and vote on all the resolutions at the AGM: 864,530,850 shares.

(2)

Number of shares entitling the holders to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) at the AGM: Nil.

(3)Number of shares for holders required under the Listing Rules to abstain from voting at the AGM: Nil.

(4)	The scrutineer for the poll at the AGM was Computershare Investor Services (Jersey) Limited, the Principal Share Registrar of the Company.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,600 personnel across all its companies, at the center of which is a team of about 1,500 in oncology/immunology. Since inception it has advanced 12 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) /+44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500